July 16, 2025

Tim Pickett
Chief Executive Officer and Chairman of the Board
Kindly MD, Inc.
5097 South 900 East Suite 100
Salt Lake City, UT 84117

       Re: Kindly MD, Inc.
           Revised Information Statement on Schedule 14C
           Filed July 11, 2025
           File No. 001-42103
Dear Tim Pickett:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Information Statement on Schedule 14C filed July 11, 2025
Risk Factors
Risks Related to Our Bitcoin Strategy and Holdings, page 20

1. Please revise your risk factors in this section to update your discussions of recent regulatory developments related to crypto assets and to address the dismissal of the
       SEC   s civil enforcement actions against Coinbase, Kraken and Binance.
2. We refer to your response to comment 3. Please add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your bitcoin holdings.
Regulatory change reclassifying bitcoin as a security, page 29

3. We refer to your response to prior comment 3. Please expand this risk factor or add an additional risk factor that addresses the risk that your plans to acquire minority interests in other entities could lead to your classification as an investment company under the Investment Company Act of 1940. In addition, please revise your disclosure in this risk factor to state that the risk is not whether bitcoin is determined to be a
 July 16, 2025
Page 2

       security but whether bitcoin is determined to be offered and sold as a security.
Information about Nakamoto, page 39

4. We refer to your response to prior comment 2. Please revise to disclose your policies and procedures related to how and when you purchase bitcoin and monetize your bitcoin, including a discussion of the transaction costs related to transfers of bitcoin, your anti-money laundering, know-your-customer and other procedures you intend to implement in order to mitigate transaction risks such as whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations, and disclose whether you have or have plans to engage a liquidity provider. In addition, please revise to state the percentage of your treasury holdings that will be held as bitcoin following the completion of your merger and the acquisition of bitcoin with the proceeds from the PIPE financing and the convertible debt financing.
5. We refer to your response to prior comment 3 and note your revised disclosure on page 42 that restrictions related to your debt obligations may hinder your ability to pursue certain aspects of your bitcoin strategy. Please revise to discuss the restrictions related to your debt obligations that will exist following the completion of the merger and how these restrictions and obligations will impact your plans for the next twelve months.
Bitcoin Yield Strategy, page 41

6.     Please revise to remove your reference to MicroStrategy Incorporated.
Your
       disclosure should not imply a connection between your potential business, strategy, or results and those of other cryptocurrency companies.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page
F-7

7. We note your response to prior comment 5; however, we are unable to agree with your conclusion. Please revise your unaudited pro forma condensed combined statements of operations to remove the adjustment for the change in fair value of intangible assets.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
 July 16, 2025
Page 3

                              Services
cc:   Callie T. Jones, Esq.